

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2017

Stephen Ghiglieri
Interim Chief Executive Officer &Chief Financial Officer
Galena Biopharma, Inc.
200 Crow Canyon Place
Suite 380
San Ramon, CA 94583

> **Re: Galena Biopharma, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 22, 2017**
> **File No. 333-220592**

Dear Mr. Ghiglieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.

2.   Please disclose on the cover that there is no adjustment to the number of shares of Galena common stock to be issued in the merger and the market value of the shares of Galena common stock could vary significantly from the market value as of the date of the proxy statement/prospectus/consent solicitation.

Prospectus Summary, page 1

3.   Please revise to balance the disclosure in your prospectus summary by discussing the
        most significant risks, including, but not limited to, the following:

        (1) Galena's non-compliance with NASDAQ Listing Rules and the condition to
        completion of the merger that Galena maintain the listing on NASDAQ;
        (2) the discontinuation of the Phase 3 PRESENT clinical trial, including that Galena's
        other product candidates have a similar mechanism of action and therefore may no longer
        be viable products; and
        (3) Galena's significant involvement in legal proceedings, included settled and pending
        cases.

The Companies, page 1

4.   Please explain what you mean by the statement "Galena has completed the majority of
        the work for initial of a Phase 3 trial in patients with essential thrombocythemia..." and
        revise the statement to remove any implication that the FDA has signed off on a Phase 3
        trial. Please also remove the references on page 1 and throughout the prospectus,
        including in pipeline development charts, to any drug candidate as "Phase-3 ready" and
        include disclosure regarding material contingencies to continued development of your
        and SELLAS' product candidates.

Overview of the Merger Agreement and Agreements Related to the Merger
Conditions to the Completion of the Merger, page 6

5.   Please amend your disclosure to include the material closing conditions to the completion
        of the Merger under the Merger Agreement.

Nasdaq Stock Market Listing , page 8

6.   Please amend your disclosure to include the anticipated timing of such initial listing
        application, that approval of the listing application is a condition to completion of the
        merger, and that the initial listing criteria requires that Galena have a minimum bid price
        of $4.00 per share. Please also disclose the trading price of Galena common stock as of
        the most recent practicable date.

Risk Factors
Galena may become involved in securities class action litigation...., page 14

7.   Please expand your disclosure to include the pending shareholder litigation described
        under the heading "Legal Proceedings." Please also include, where appropriate,
        disclosure concerning the risk of dilution from the proposed issuance of Galena stock to
        settle the Patel litigation described on page 187 and potential impact of the resale of such
        shares on the trading price of Galena stock.

Galena will contine to be responsible for certain liabilities . . ., page 19

8.   Please disclose the period of time during which Galena is responsible for specified
        liabilities relating to Abstral and Zuplenz and the amount up to which Galena has agreed
        to indemnify Sentynl and Midatech.

Galena's Phase 3 PRESENT clinical trial was stopped due to futility..., page 20

9.   Please revise this risk factor to remove mitigating language. Please also disclose the
        reasons that the Independent Data Monitoring Committee recommended stopping the
        trial and the risks to Galena's other clinical trials of NeuVax, and Galena's other product
        candidates, that could result based on observations of the IDMC.

In the clinical trials using NeuVax, Leukine is also administered . . ., page 23

10.   We note that you are dependent on Genzyme's supply of Leukine for your ongoing
        NeuVax and GALE-301/GALE-302 trials. Please disclose if you have entered into a
        supply agreement with Genzyme and, if so, please file the supply agreement as an exhibit
        to the registration statement.

GALE-401 must successfully complete a Phase 3 clinical trial..., page 24

11.   Please disclose the adverse events caused by the immediate release version of anagrelide.

SELLAS will require substantial additional financing ..., page 38

12.   Please disclose here and elsewhere as appropriate the particular levels of funding
        SELLAS is required to obtain under the MSK license agreement and the particular
        deadlines for such funding.

Market Price and Dividend Information, page 72

13.   Please amend your disclosure to include in this section disclosure of the reverse stock
        split effected in November 2016.

The Merger
Background of the Merger, page 79

14.   It appears that the certain presentations provided by Peter J. Solomon Company, LLC were material to the Board's determination to pursue a strategic transaction. We note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

15.   Please provide us supplementally with copies of all materials prepared by Conaccord Genuity and shared with the Galena Board, including copies of all board books and all transcripts and summaries, that were material to the Board's decision to approve the merger agreement and the transactions contemplated thereby. Please also tell us whether the meeting between Canaccord Genuity and the Board planned for February 24, 2017 occurred, and if not, why this meeting was not held.

16.   Please expand your disclosure of the failed Phase 3 trial in the second paragraph to quantify the impact on Galena's stock, disclose the particular Phase 3 clinical trial that failed, and disclose the impact of this trial on the prospects for Galena's remaining pipeline. Please also disclose what specifically about "current market conditions" prompted the board to evaluate strategic opportunities. Please also expand your description of the January 17, 2017 meeting to explain the current condition of the company and the clinical programs, the current financial condition, cash burn rate, and the proposed strategic alternatives and potential financing options. Please make similar revisions throughout this section where you note that the board or Special Committee discussed possible alternatives or strategic alternatives.

17.   Please revise your disclosure to clarify what you mean that the Patel litigation prevented you from raising capital.

18.   Please discuss the particular strategic alternatives presented by PJSC on February 24, 2017 and how the board determined that Galena should pursue the sale of clinical assets and simultaneously pursue a strategic combination.   Please disclose similar details relating to discussions with PJSC on April 27, 2017 and on June 8, 2017.

19.   Please explain what was discussed about SELLAS' past financings and recent capital raising and its impact on the valuation of SELLAS at the July 14, 2017 and July 17, 2017 meetings. Please also explain the potential impact of such financings on the ability to proceed with the transaction and the impact on valuations. Please explain how such

financings impacted negotiations of the exchange ratio. Please also explain Galena's consideration of the convertible note held by Equilibria Capital Management Limited and the pending issuance of shares to Sely I in determining the proposed exchange ratio.

20.   Please explain what was discussed regarding pending legal issues regarding Galena at the July 24, 2017 meeting. Please also disclose any material discussions of the SELLAS board regarding the various legal proceedings involving Galena, including any risks or concerns of the Board and the impact on the combined company going forward. Please also disclose how this impacted the selection of directors for the continuing company, including the discussion at the July 27, 2017 of the possibility of seeking a waiver from the SEC disqualification. Please include similar discussion under SELLAS Reasons for the Merger and its considerations of risks and uncertainties, to the extent applicable.

21.   Please revise to discuss details regarding how Galena management determined the proposed exchange ratio. Please also disclose what was discussed at the July 24, 2017 meeting where Galena management discussed options proposed by SELLAS with the Special Committee.

22.   Please disclose what was discussed about the budget for NeuVax and the GALE-401 program on July 31, 2017. We also note that SELLAS has agreed to use commercially reasonable efforts to support NeuVax clinical programs through 2018. Please revise to include discussions relating to such agreement.

23.   Please expand your disclosure, where applicable, to include the processes employed to assess the value of the potential transactions outlined in the indications of interest you received. As examples, we note that Party 5 proposed the transfer of a licensed asset to Galena and Party 9 proposed an acquisition by Galena. Similarly, please expand your disclosure to describe the basis for the Board's determination to pursue negotiations with Parties 10 and 7, in addition to SELLAS, as referenced on page 86.

Reasons for the Merger, page 94

24.   We note your disclosure in the second bullet point on page 94. It appears from your disclosure that neither the Board nor its financial advisors performed valuation analyses of SELLAS stock. If true, please revise to so state and indicate the reasons the Board determined that such valuation analyses were not necessary.

25.   We note your disclosure on page 96 that the Board considered the fact that additional capital will be needed prior to consummation of the Merger to fund the continuing company. Please include this risk in the Summary section and elsewhere in the prospectus where appopriate.

Opinion of Galena Financial Advisor
Selected Peer Group Analysis
Selected Precedent Initial Public Offering Analysis
Selected Precedent Transactions Analysis, page 102

26.   Please disclose the relevant selection criteria for each of the companies used in the analyses, including the underlying data for each of the companies such as the number of products, the pipeline, and the clinical stage of each of the products, whether any of these companies had products in the commercial stage, and for the selected precedent transactions, please disclose whether the companies were public or private companies and disclose the total transaction value. Please disclose whether any companies or transactions that met the selection criteria were excluded from the analysis and why. Please also disclose the implied enterprise value calculated for each of the companies.

Agreements Related to the Merger, page 136

27.   Please confirm that support agreements entered into by SELLAS shareholders were entered into only by executive officers, directors, affiliates and holders of 5% or more of SELLAS' voting equity securities, and that SELLAS is soliciting consents only from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 239.13.

Matters Being Submitted to a Vote of Galena Shareholders
Galena Proposal No. 6: The Bylaws Amendment Amendment Proposal, page 170

28.   Please expand your disclosure to include the material amendments to your bylaws that are being presented for approval.

Galena Business
Overview, page 174

29.   Please clearly label the pipeline table to indicate which NeuVax trial failed Phase 3 and was halted. As currently drafted, it appears that all NeuVax trials are poised for Phase 3. Please also describe the particular findings of the IDMC in its recommendation that the Phase 3 clinical trial be stopped in your related disclosure on page 178.

30.   Please revise the pipeline table to reflect the current status of each trial. For example, please remove the "Ph-3 ready" bar from GALE-401. Please also reduce the length of the Phase 2 bars for those trials that are open for enrollment as the placement of the bars indicates that they have completed Phase 2, and make similar revisions for GALE-301 and GALE-302 as appropriate. Please also tell us why you believe it is appropriate to indicate that you have completed Phase 1 trials for NeuVax for gastric cancer.

GALE-401 (anagrelide controlled release (CR)), page 175

31.   Please remove the disclosure stating that GALE-401 reduces platelet levels "effectively" and that it has demonstrated a prolonged clinical benefit with a potentially improved safety profile. As these product candidates have not received FDA approval, it is premature to state that they are safe or effective. Please revise your disclosure accordingly. Please make similar changes throughout the prospectus as appropriate, including on page 200 in the discussion of GPS in MPM patients.

32.   We note that if the first patient is not enrolled in the Phase 3 clinical trial by December 31, 2018, the licensor of GALE-401 shall have the right to terminate the License Agreement. Please disclose this elsewhere in the prospectus where you discuss Galena's pipeline and GALE-401. Please also disclose your current timeline for beginning a Phase 3 trial.

GALE-301 and GALE-302, page 178

33.   Please disclose the details of the clinical trials discussed in this section, including the number of patients enrolled, the endpoints, the results of the trial and the level of statistical significance achieved.

Intellectual Property, page 181

34.   Please amend your disclosure to specify whether the patents have been issued or are pending, the relevant jurisdictions, and the type of patent protection (e.g., composition of matter, use, or process). Please also state whether each material patent is owned or licensed. Finally, please indicate whether there are contested proceedings or third-party claims relating to each patent. Please refer to Item 101(c)(1)(iv) of Regulation S-K required by Item 14(a) of Form S-4.

Legal Proceedings, page 184

35.   Please revise your disclosure throughout this section to provide the factual basis alleged to underlie each proceeding. See Item 103 of Regulation S-K.

SELLAS Business
Key Features, page 192

36.   Please revise your disclosure to provide detail regarding the "recent data" cited with respect to the ability of GPS to address the "right" epitopes.

SELLAS Strategic Collaborations and License Agreements, page 204

37.   Please disclose the royalty rate, or a royalty range not to exceed ten percent, to be paid in the event of commercial sales of any licensed product under the MSK license agreement.

Intellectual Property, page 206

38.   Please amend your disclosure to discuss all of SELLAS' material patents or patent
        applications. Please disclose the scope of the material patents or patent applications and
        the relevant jurisdictions. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please also
        ensure that any material risk to the commercialization of GPS from the scope of patents
        and/or potential competing claims is adequately disclosed in your prospectus.

Galena Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three and Six Months Ended June 30, 2017 and 2016
Research and Development Expense, page 223

39.   Please expand your disclosures to break out the costs incurred during the periods
        presented for the three ongoing studies related to NeuVax and the internal work on the
        GALE-401 asset.

40.   Please tell us how patent prosecution costs meet the definition of research and
        development expenses in ASC 730-10 as these costs appear to be the same or similar to
        activities described in ASC 730-10-55-2(i), which are not generally considered research
        and development. Please also quantify for us the amount of any patent-related costs
        included within research and development expenses for the periods presented.

Description of Indebtedness, page 242

41.   We note that SELLAS will issue an unspecified amount of shares and 5-year warrants to
        Sely I immediately prior to completion of the merger. Please advise whether the issuance
        of such securities will impact the exchange ratio in the merger given that the exchange
        ratio calculation is subject to adjustments to account for the issuance of any additional
        shares. To the extent that the issuance will impact the exchange ratio, please clearly
        disclose this fact and the expected impact throughout your prospectus as appropriate,
        including on the prospectus cover page.

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-91

42.   It appears that the Pro Forma adjustment related to Goodwill and intangible assets should
        reference adjustment B. Please revise. In addition, please break out the line item for
        Goodwill and intangible assets between Goodwill, product rights and IPR&D separately
        consistent with Galena's presentation on its Consolidated Balance Sheet. For the IPR&D,
        please describe the currents status of the project(s) and the nature and timing of the
        remaining efforts and related cash requirements necessary to develop the incomplete
        technology into a commercially viable product. Please also include a qualitative
        discussion of the factors that make up the goodwill balance. Finally, if you conclude that
        the carrying value of the product rights and IPR&D approximate fair value, please
        disclose this fact.

43.   Please explain why the current portion of convertible debt balance of $120 thousand for SELLAS is not included in adjustment E.

Unaudited Pro Forma Condensed Combined Financial Statements
4. Pro Forma Adjustments, page F-97

44.   For pro forma adjustment D, please separate the elimination of Galena's historical equity and the issuance of shares in connection with the acquisition into two separate adjustments. Please explain how the shares held by SELLAS upon the consummation of the merger was calculated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance